SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 12b-25

                                                  Commission File Number 0-20394

                           NOTIFICATION OF LATE FILING

(Check one): [ ] Form 10-K [ ] Form 11-K [ ] Form 20-F [X] Form 10-Q
[ ]  Form N-SAR
     For period ended September 30, 1999
                      ---------------------------------------------------------
[ ]    Transition Report on Form 10-K       [ ]  Transition Report on Form 10-Q
[ ]    Transition Report on Form 20-F       [ ]  Transition Report on Form N-SAR
[ ]    Transition Report on Form 11-K
       For the transition period ended
                                      -----------------------------------------
    Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
                                                       ------------------------

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant CoActive Marketing Group, Inc.
                        --------------------------------------------------------

Former name if applicable Inmark Enterprises, Inc.
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Address of principal executive office (Street and Number)

415 Northern Boulevard
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City, State and Zip Code Great Neck, New York 11021
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                                     PART II
                             RULE 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)


          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

   [X]    (b)     The subject  annual  report,  semi-annual  report,  transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         The registrant is in the process of negotiating a modification to its existing loan facility, which it expects to complete within 5 calendar days after the prescribed due date for its quarterly report on Form 10-Q. Filing the annual report on Form 10-Q before the completion of the loan modification would require the registrant to restate its financial statements, which would require the registrant to exert unreasonable efforts and incur unreasonable expense.

                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

                  Zev M. Bomrind                (212)          479-6113
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                  (Name)                     (Area Code)  (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                               [X] Yes  [ ] No




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         (3) Is it  anticipated  that  any  significant  change  in  results  of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                               [X] Yes  [ ] No

         If  so:  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

It is anticipated that the registrant will have a net loss of approximately $(273,140) for the quarter ended September 30, 1999 as opposed to net income of $665,285 for the quarter year ended September 30, 1998. The difference in earnings is attributable to a decline in sales volume of Inmark Services, Inc., an operating subsidiary of the registrant, and an increase in operating expenses primarily attributable to amortization of goodwill and interest expense incurred in connection with the acquisition of U.S. Concepts, Inc. at December 29, 1998.


                         CoActive Marketing Group, Inc.
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date     November 12, 1999                    By /S/ Donald A. Bernard
    ----------------------------------------    --------------------------------
                                                 Donald A. Bernard
                                                 Executive Vice President and
                                                 Chief Financial Officer

                  Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

         Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).